

December 4, 2012

Via E-mail
Daniel P. Glennon
Executive Vice President and Chief Financial Officer
Teavana Holdings, Inc.
3630 Peachtree Rd. NE, Suite 1480
Atlanta, Georgia 30326

> **Re:** **Teavana Holdings, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 19, 2012**
> **File No. 001-35248**

Dear Mr. Glennon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

The Merger, page 11

Background, page 11

1. Please revise your disclosure to clarify whether your officers or authorized representatives provided Starbucks' officers or authorized representatives with any feedback on Starbucks' indicative value of $17.00 per share in cash. If such feedback was provided, please revise your disclosure to summarize it. In addition, please disclose the underlying assumptions supporting the Board's $21.00 proposal during the period between October 16, 2012 and November 3, 2012.

2. Please explain in greater detail the reasons why the Board of Directors changed its position from being willing to consider a transaction in the range of $21.00 per share as of October 16, 2012 to willing to remain engaged in conversations with Starbucks with

respect to a potential transaction at $17.00 per share on October 17, 2012. For example, please be more specific about the board's discussion of market conditions and competitive challenges.

3. Please expand your disclosure regarding the Board meeting on November 9, 2012 to describe the Board's reasons for supporting continued negotiations at the $15.50 price.

4. We note your disclosure in the first full paragraph of page 13, that "North Point noted, and the Board of Directors discussed that financial buyers likely would not be interested at pricing multiples within the range contemplated by Parent's offer . . ." Please provide additional disclosure regarding the basis for this conclusion.

Reasons for Merger, page 16

5. On page 17, please expand the second bullet to explain the Board's assessment of Teavana's "current and anticipated near-term operating results" and the "competitive dynamics of Teavana's product offerings."

Opinion of Teavana's Financial Advisor, page 20

Miscellaneous, page 25

6. The staff notes the limitation on reliance by shareholders in the disclosure regarding such limitation under "Miscellaneous," on the third paragraph of page 26. Because it is inconsistent with the disclosures relating to the opinion, the limitation should be deleted. Alternatively, please disclose the basis for Piper Jaffray's belief that shareholders cannot rely upon the opinion to support any claims against Piper Jaffray arising under applicable state law (e.g., the inclusion of an express disclaimer in Piper Jaffray's engagement letter with your company). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to Piper Jaffray would have no effect on the rights and responsibilities of either Piper Jaffray or the board of directors under the federal securities laws.

The Merger Agreement, page 39

Explanatory Note Regarding the Merger Agreement, page 40

7. We note your cautionary statements concerning the representations and warranties in the Merger Agreement in the fourth, fifth, sixth (but only (a) and the last clause of (e)), seventh and ninth sentences of the second paragraph on page 40. Please note that

disclosure regarding an agreement's representations or covenants in an information statement (whether through incorporation by reference or direct inclusion) constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005). Accordingly, if you continue to use these or similar cautionary statements in your filing, please revise them to eliminate any implication that your stockholders cannot rely on them for disclosure purposes and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

Fairness Opinion of Piper Jaffray, page C-3

8. Please refer to comment 5 with respect to the disclosure in the second and third sentences of the third paragraph of page C-3. Additionally, please disclose that Piper Jaffray has consented to use of the opinion in the document.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Jacqueline Kaufman, Staff Attorney at (202) 551-3797, Dietrich King, Legal Branch Chief at (202) 551-3338 or me at (202) 551-3264 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director

cc: David Christopherson, Teavana Holdings, Inc.
    Jay Smith, DLA Piper LLP
    Christopher Edwards, DLA Piper LLP